

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 16, 2018

Stephen DiFerdinando
Chief Executive Officer
Brightways Corporation
127 Flowers Avenue
Langhorne, PA 19047

> **Re: Brightways Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 2, 2018**
> **File No. 024-10785**

Dear Mr. DiFerdinando:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

The Company and Business Summary

Overview, page 6

1.   We note your response to prior comment 2. Please disclose why you believe your internally developed "Switchmaker Simulator" provides an accurate prediction of electricity usage and bandwidth. Clearly identify the potential limitations of simulated power savings and increased network speed compared to real world application. In addition, please clarify the methodology used and competitor switches considered in determining that there would be a 40% reduction in electricity usage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 28

2.   We note your response to prior comment 6 and reissue the comment. Please clearly indicate how long you expect to be able to continue to operate with current capital resources.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
        Legal and Compliance, LLC